                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)1

                                  GenCorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    368682100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 22, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 2 of 9 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,973,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,973,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,973,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 3 of 9 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,973,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,973,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,973,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 4 of 9 pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   3,973,100
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               3,973,100
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,973,100
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 5 of 9 pages
----------------------------                           -------------------------

          The following  constitutes  Amendment No. 7 ("Amendment No. 7") to the
Schedule 13D filed by the undersigned.  This Amendment No. 7 amends and restates the Schedule 13D in its entirety.

Item 1.   SECURITY AND ISSUER.
          -------------------

          This statement  relates to shares of the common stock,  $.10 par value per share  (the  "Shares"),  of  GenCorp  Inc.  (the  "Issuer").  The  principal executive  offices  of the Issuer are  located at Highway 50 and  Aerojet  Road,
Rancho Cordova, California 95670.

Item 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Lichtenstein is a citizen of the United States of America.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 6 of 9 pages
----------------------------                           -------------------------

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The aggregate  purchase  price of the 3,973,100  Shares owned by Steel
Partners II is $43,197,795.  The Shares owned by Steel Partners II were acquired with partnership funds.

Item 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity. To the extent permitted by the
Shareholder  Agreement  discussed  in  Item 6,  depending  upon  overall  market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business, operations and future plans of the Issuer. To the extent permitted by the Shareholder  Agreement  discussed in Item 6, depending on various factors including,  without  limitation,  the Issuer's financial position and investment strategy,  the price levels of the Shares,  conditions in the securities markets and general  economic  and  industry  conditions,  Steel  Partners II may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems appropriate including,  without limitation,  seeking Board representation, making  proposals  to the  Issuer  concerning  changes  to  the  capitalization, ownership structure or operations of the Issuer,  purchasing  additional Shares, selling some or all of its Shares,  engaging in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  54,519,818  Shares  outstanding,  which is the total number of Shares  outstanding as of January 31, 2005 as reported in the Issuer's
Annual Report on Form 10-K filed with the Securities and Exchange  Commission on
February 14, 2005.

          As of the close of business on February  22, 2005,  Steel  Partners II beneficially  owned 3,973,100  Shares,  constituting  approximately  7.3% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 3,973,100  Shares owned by Steel Partners
II,  constituting  approximately  7.3% of the  Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 3,973,100  Shares owned by Steel Partners II,  constituting

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 7 of 9 pages
----------------------------                           -------------------------

approximately 7.3% of the Shares  outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  3,973,100  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

          (b) By virtue of his positions  with  Partners LLC and Steel  Partners
II,  Mr.  Lichtenstein  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

          (c) There have been no  transactions  in the  Shares by the  Reporting
Persons during the past 60 days.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.
          ----------------------------------------------------------------------

          On February 15, 2005,  Steel Partners II and the Issuer entered into a
Shareholder Agreement (the "Agreement"),  a copy of which is attached as Exhibit
7 to  Amendment  No.  6 to the  Schedule  13D  and  is  incorporated  herein  by reference.  Under the Agreement,  a representative  of Steel Partners II will be permitted  to attend  as a  non-voting  observer  all  meetings  of the Board of
Directors  held during the period  beginning  on the date of the  Agreement  and ending on February 15,  2007;  provided,  however,  that this period will end on
February 15, 2006 if Steel  Partners II waives its  non-voting  observer  rights prior to December 31, 2005 (the "Holding Period").  The Issuer has agreed to act in  good  faith  to  seek  to add a new  independent  director  as  promptly  as practicable who will be identified in consultation  with Steel Partners II, will be a recognized  corporate  governance  expert and,  when  elected,  will join a committee  of the  Issuer's  Board of  Directors  that will  consider  corporate governance  matters.  Steel  Partners  II  has  agreed  to  withdraw  its  prior shareholder  proposal and vote its Shares in favor of the Issuer's  nominees for election at its 2005 annual meeting of shareholders,  and, unless Steel Partners
II terminates its observer rights before December 31, 2005, also at the Issuer's
2006 annual meeting of shareholders.  During the Holding Period,  Steel Partners
II may not (and may not enter into any discussions or  arrangements  to) acquire or offer or propose to acquire beneficial  ownership of any Shares or securities convertible into or exercisable or exchangeable for Shares if the effect of such acquisition would be to increase its aggregate beneficial ownership of Shares to
19.9% or more of the total  number  of  Shares  then  outstanding.  During  this period,  Steel Partners II is also restricted from taking specified actions with respect to its  investment  in the Issuer as set forth in further  detail in the
Agreement.  The Agreement also includes a mutual release of claims between Steel
Partners II and the Issuer. In accordance with the Agreement, the parties issued on February  15, 2005 a joint press  release  announcing  the  execution  of the
Agreement,  the form of which is attached as Exhibit 8 to Amendment No. 6 of the
Schedule 13D and is incorporated herein by reference.

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 8 of 9 pages
----------------------------                           -------------------------

          Steel  Partners II has written call options and  purchased put options of the Issuer pursuant to standard derivatives trading arrangements,  and may in the future  purchase  or sell  additional  call  options  and put  options.  The
Reporting  Persons  will amend  Item 5 to the  Schedule  13D to the extent  such options affect their beneficial ownership of the Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          1. Joint Filing  Agreement by and between Steel  Partners II, L.P. and
             Warren G.  Lichtenstein,  dated as of December 11, 2002 (previously filed).

          2. Joint Filing  Agreement by and among Steel Partners II, L.P., Steel
             Partners,  L.L.C. and Warren G.  Lichtenstein,  dated as of January
             21, 2004 (previously filed).

          3. Letter to the Board of Directors of GenCorp  Inc.,  dated  November
             11, 2004 (previously filed).

          4. Letter  to  the   Chairman   of  the   Corporate   Governance   and
             Environmental / Government  Issues Committee of GenCorp Inc., dated
             November 2, 2004 (previously filed).

          5. Letter to the Board of Directors of GenCorp  Inc.,  dated  November
             15, 2004 (previously filed).

          6. Letter to the Board of Directors of GenCorp  Inc.,  dated  November
             19, 2004 (previously filed).

          7. Shareholder  Agreement by and between  Steel  Partners II, L.P. and
             GenCorp Inc., dated February 15, 2005 (previously filed).

          8. Joint Press Release, dated February 15, 2005 (previously filed).

----------------------------                           -------------------------
CUSIP No. 368682100                   13D                   Page 9 of 9 pages
----------------------------                           -------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2005               STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                         /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN